Northern Dynasty Announces At-The-Market Offering of up to US$14.5 Million

June 21, 2021 Vancouver - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that it has entered into an At-the-Market Offering Agreement dated June 21, 2021 (the "ATM Agreement") with H.C. Wainwright & Co. (the "Agent").  Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent, as sales agent, common shares of the Company (the "Common Shares") having an aggregate gross sales price of up to US$14.5 million (the "Offering" or "ATM Facility").  Sales of the Common Shares will be made in "at the market distributions", as defined in National Instrument 44-102, directly on the NYSE American stock exchange ("NYSE American") or on any other existing trading market in the United States.  No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada.

The Company will determine, at its sole discretion, the date, price and number of Common Shares to be sold under the ATM Facility. The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time.  The Company is not required to sell any Common Shares at any time during the term of the ATM Facility, and there are no fees for having established the ATM Facility.  The ATM Agreement does not restrict the Company from conducting other financings.

The Company intends to use the net proceeds of the Offering, if any and at the discretion of the Company, for (i) the appeal of the Record of Decision by the United States Army Corps of Engineers (the "USACE"), (ii) continued engineering, environmental, permitting and evaluation work on the Pebble Project, (iii) maintenance of Company's corporate presence in Alaska, (iv) maintenance of the Pebble Project mineral claims, (v) pursuit of the partnering process for the Pebble Project,  (vi) preparation of engineering reports on the Pebble Project, and (vii) general corporate purposes. The Company will pay to the Agent a placement fee for Common Shares sold under the ATM Agreement and will reimburse certain expenses of the Agent.

The TSX has conditionally approved the ATM Facility.  The Common Shares under the ATM Facility have been approved for listing by the NYSE American, subject to notice of issuance.

The Offering will be made by way of a prospectus supplement dated June 21, 2021 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") and U.S. registration statement on Form F-10, as amended (File No. 333-238933) (the "Registration Statement"), each dated July 2, 2020.  The Registration Statement was declared effective by the United States Securities and Exchange Commission (the "SEC") on July 7, 2020. The Prospectus Supplement has been filed with the British Columbia Securities Commission and the SEC.  The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects are forward-looking statements. These forward-looking statements include statements regarding the anticipated offering of Common Shares under the ATM Facility, the proceeds from sales under the ATM Facility, the anticipated use of proceeds from such sales and the Company's financing options.  Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as any assurance as to the outcome of the investigation. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.